UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 SCHEDULE 13D

                   Under the Securities Exchange Act of 1934
                           (Amendment No. ________)*


                     Physicians Insurance Company of Ohio
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                               (Name of Issuer)


               Class A Common Shares, $1.00 par value per share
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                        (Title of Class of Securities)

                                  719410-10-2
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                                (CUSIP Number)

                                James F. Mosier
                           13515 Yarmouth Drive, NW
                           Pickerington, Ohio 43147
                                (614) 864-7100
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                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                  May 9, 1996
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            (Date of Event which Requires Filing of this Statement)


     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box. ____

     Check the following box if a fee is being paid with the statement __X__. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class. See Rule 13d-7.)

     Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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
                                 SCHEDULE 13D

CUSIP NO. 719410-10-2

1.    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:

            The Ondaatje Corporation

2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions):

                                                             (a)____   (b)____

3.    SEC USE ONLY:


4.    SOURCE OF FUNDS (See Instructions):

            WC

5.    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) or 2(e):
                                                                          ____

6.    CITIZENSHIP OR PLACE OF ORGANIZATION:

            Ontario, Canada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7.     SOLE VOTING POWER:            850,000
8.     SHARED VOTING POWER:          0
9.     SOLE DISPOSITIVE POWER:       850,000
10.    SHARED DISPOSITIVE POWER:     0

11.    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

            850,000

12.    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
       CERTAIN SHARES (See Instructions):
                                                                          ____

13.    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

            16.3%

14.    TYPE OF REPORTING PERSON (See Instructions):

            CO

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

Item 1.  Security and Issuer.

This statement relates to the Class A Common Share, $1.00 par value (the "Class A Common Shares"), of Physicians Insurance Company of Ohio (the "Issuer"). The address of the principal executive offices of the Issuer is 13515 Yarmouth Drive, NW, Pickerington, Ohio 43147.


Item 2.  Identity and Background.

(a)    The Ondaatje Corporation ("TOC")

(b) TOC's business address is 30A Hazelton Avenue, 4th Floor, Toronto, Ontario M5R 2E2.

(c) TOC operates primarily as an international investment company and is also involved in securities and commodities brokerage, investment finance and agricultural services and food processing through its subsidiaries.

(d) During the last five years, TOC has not been convicted in a criminal proceeding

(e) During the last five years, TOC has not been a party to any civil proceedings resulting in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)    Ontario, Canada


Item 3.  Source and Amount of Funds or Other Consideration.

TOC purchased, and will purchase, the Class A Common Shares reported herein with generally available funds from working capital. No part of these funds was, or will be, borrowed.


Item 4.  Purpose of Transaction.

TOC has acquired, and will acquire, the Class A Common Shares of the Issuer as reported herein in order to obtain an equity position in the Issuer. TOC believes the Class A Common Shares of the Issuer have the potential for appreciation in price.

(a) As reported herein, TOC agreed to purchase, in two tranches, an aggregate of 850,000 Class A Common Shares of the Issuer pursuant to an Agreement for Purchase and Sale of Shares, effective as of May 9, 1996 (the "Purchase Agreement"), with Guinness Peat Group plc ("GPG"). The purchase of the first tranche of 665,000 Class A Common Shares closed on May 13, 1996. The second tranche of 185,000 Class A Common Shares to be acquired by TOC is subject to the filing and waiting period requirements of the Hart-Scott-Rodino Antitrust Improvements Act of 1976 (the "HSR Act") and the purchase of those Class A Common Shares is scheduled to close five days after the expiration of the waiting period under the HSR Act has expired, which is expected to occur in mid-June, 1996.

(b)-(j)     Not applicable.


Item 5.  Interest in Securities of the Issuer.

(a) TOC has purchased 665,000 Class A Common Shares of the Issuer as of the date hereof. This amounts to 12.8% of the Class A Common Shares outstanding. As described in Items 4(a) and 5(c) of this
       Schedule 13D, TOC will purchase an additional 185,000 Class A Common Shares of the Issuer upon expiration of the applicable waiting period under the HSR Act. When this latter purchase occurs, TOC will own an aggregate of 850,000 Class A Common Shares of the Issuer, representing 16.3% of the outstanding Class A Common Shares.

(b) TOC has, and will have, the sole power to vote, or to direct the vote of, and the sole power to dispose, or direct the disposition of, the Class A Common Shares purchased by TOC.

(c) As described in Item 4(a) of this Schedule 13D, effective as of May 9, 1996, TOC entered into the Purchase Agreement with GPG to purchase an aggregate of 850,000 Class A Common Shares of the Issuer owned by GPG. The terms under which the Class A Common Shares were and are to be purchased were arrived at through arms'-length negotiations between the parties. The first tranche of 665,000 Class A Common Shares was acquired by TOC on May 13, 1996 at a price of $20.75 per share. The second tranche of 185,000 Class A Common Shares will be acquired by TOC at a price of $8.1149 per share five days after the applicable waiting period under the HSR Act has expired, which is expected to occur in mid-June, 1996.

(d) As described in Items 4(a) and 5(c) of this Schedule 13D, until the applicable waiting period under the HSR Act expires, GPG will own, and have the right to receive dividends from and proceeds from the sale of, the 185,000 Class A Common Shares to be purchased by TOC in the second tranche acquisition contemplated by the Purchase Agreement.

(e)    Not applicable.


Item 6. Contracts, Arrangements, Understandings, or Relationships with Respect to Securities of the Issuer.

See Items 4(a) and 5(c) of this Schedule 13D.

Item 7.  Material to be Filed as Exhibits

The Agreement for Purchase and Sale of Shares, effective as of May 9, 1996, among the Issuer, TOC and GPG is attached hereto as Exhibit 1 and incorporated by reference.

Signatures

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.






                                     THE ONDAATJE CORPORATION


                                       By /s/ James F. Mosier
                                              --------------------------------
Date:  May 17, 1996                           James F. Mosier, its Secretary








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